Jason Aiken

Senior Vice President & CFO

November 5, 2021

Wei Lu, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 9, 2021

File No. 001-03671

Dear Ms. Lu:

On behalf of General Dynamics Corporation, please note our responses below to comments addressed in your letter dated October 25, 2021.

In our responses below, we refer to your comment letter dated September 21, 2021, as the “Initial Comment Letter”, we refer to our response to the Initial Comment Letter as the “Initial Response Letter” and we refer to your letter dated October 25, 2021 as the “Follow-Up Comment Letter”. In addition, we refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as the “2020 Form 10-K” and we refer to our Annual Report on Form 10-K for the fiscal year ending December 31, 2021 as the “2021 Form 10-K”.

SEC Comment:

1.

We note your response to prior comment 1. As part of your revised disclosure, please include language regarding the difficulties involved in assessing the timing and effect of changes in environmental and climate change laws or regulations.

General Dynamics’ Response:

In response to your comment, in our 2021 Form 10-K, we will further modify the second paragraph under the heading “Item 1. Business—Regulatory Matters—Environmental” as follows (new text compared to the proposed text in our Initial Response Letter is underlined):

Operating and maintenance costs associated with environmental compliance and management of contaminated sites are a normal, recurring part of our operations. Historically, these costs have not been material. In addition, we could be affected by future laws or regulations imposed in response to concerns over climate change, the timing and effect of which are difficult to assess.

11011 Sunset Hills Road

Reston, VA 20190

Tel:    703-876-3000

jaiken@generaldynamics.com

Changes in environmental and climate change laws or regulations, including laws relating to greenhouse gas emissions, could lead to new or additional investment in product designs or facilities and could increase environmental compliance expenditures, including increased energy and raw materials costs. Environmental costs are often recoverable under our contracts with the U.S. government. Based on information currently available and current U.S. government policies relating to cost recovery, we do not expect continued compliance with environmental regulations, including costs associated with changes in environmental and climate change laws or regulations, to have a material impact on our results of operations, financial condition or cash flows. For additional information relating to the impact of environmental matters, see Note O to the Consolidated Financial Statements in Item 8.

SEC Comment:

2.

We note your response to prior comment 2 states that none of the past or planned climate- related projects, individually or in the aggregate, involved material capital expenditures or would require material future capital expenditures. Provide us with additional analysis supporting this statement, including quantitative information and a description of your climate-related projects.

General Dynamics’ Response:

Our response to prior comment two in the Initial Comment Letter, which stated that none of the past or planned climate-related projects, individually or in the aggregate, involved material capital expenditures or would require material future capital expenditures, is based on our rigorous internal process for reviewing and approving significant capital expenditures, as well as a review of quantitative information relating to the projects identified in the Corporate Sustainability Report (“CSR”) and referenced in the Initial Comment Letter.

Our process for reviewing and approving proposed capital expenditures includes any projects that involve climate-related elements. Our business units have authority to undertake capital expenditure projects up to a threshold of between $1.5 million and $2.5 million depending on the business. Any project that is expected to exceed those capital expenditure levels requires approval by our Chief Executive Officer or our Board of Directors.

As to quantitative information about the past and planned projects referenced in the CSR, the largest of these past or planned projects, relating to projects identified at Gulfstream’s Savannah, Georgia site, was less than $10 million individually, and the aggregate capital expenditures for the identified projects in the CSR is approximately $15 million. For reference, this is less than 2% of our capital expenditures for 2020 of $967 million. A complete description of these climate-related projects is included in our CSR and included as Exhibit A for your reference.

SEC Comment:

3.

Your response to prior comment 3, which states that you have not identified any material indirect consequences of climate-related regulation or business trends, appears to be conclusory without providing sufficient supporting detail. Please provide us with additional information explaining how you assessed the indirect consequences of climate- related regulation or business trends for your defense segments and your Aerospace segment, including with regard to the individual items noted in our prior comment.

General Dynamics’ Response:

General Dynamics assesses the indirect consequences of climate-related regulation or business trends through its comprehensive risk-management program, which encompasses all of our segments. The risk management program seeks to identify current and future threats to revenue and earnings (which would include an assessment of all of the individual items noted in the Staff’s prior comment, including (a) decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources; (b) increased demand for goods that result in lower emissions than competing products; (c) increased competition to develop innovative new products that result in lower emissions; and

(d) any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions).

Under our risk management program, the Board oversees management’s identification and prioritization of risk, focusing on the most significant risks facing the company that could have a substantive financial or strategic impact. Senior management is responsible for day-to-day risk management and conducts a thorough assessment through internal management processes and controls. The Chief Executive Officer and senior management team provide the Board with a dedicated and comprehensive assessment of material risks at least twice per year, and the Board is briefed throughout the year as needed on specific risks facing the company. In our process, upstream, downstream and operational risks are also assessed for potential financial or strategic impact holistically across the company, taking into account the totality of the circumstances, including quantitative analyses of potential financial and operational impact as well as qualitative factors such as compliance with laws, pending regulations and the potential effect on our reputation. Management reviews each risk and opportunity and determines the appropriate path forward.

SEC Comment:

4.

In response to prior comment 3, you explain that if your U.S. Government customers were to include a specification relating to greenhouse gas emissions, carbon-based energy sources or other similar measures for one or more products, these standards would apply equally to all competing bidders. Tell us how you would be affected by increased competition to develop products that result in lower emissions if required by your U.S. Government customers.

General Dynamics’ Response:

Increased competition to develop products that result in lower emissions, relate to carbon-based energy sources or other similar measures, if required by our U.S. Government customers, would affect us in the same way as increased competition to develop any other product requiring significant new specifications. This increased competition could result in lost or decreased revenue, increased costs, or impact on market share if existing competitors, or new entrants, develop better or more cost-efficient solutions than we do. In any competitive bid to provide a product, our U.S. Government customer includes numerous specifications, often requiring innovative solutions that may not yet have been developed. A specification relating to greenhouse gas emissions, carbon-based energy sources or other similar measures for one or more products is no different than any number of other specifications that require that we innovate or develop new products and technologies. While we believe we would be well-positioned to compete for projects involving any such specifications in the same manner as we have done in the past to remain competitive, it is possible that increased competition could affect revenues and costs.

SEC Comment:

5.

Your response to prior comment 4 states that you have not identified any significant physical effects of climate change on your operations and results that are material, but does not appear to include adequate support for this statement. Please provide us with additional detail regarding the physical effects of climate change, including the items specifically noted in our prior comment.

General Dynamics’ Response:

We provide additional detail as to each item in prior comment 4 of the Initial Comment Letter in turn:

Severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality - We do not anticipate that the severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality will have a material impact on our operations or results. In particular, business units potentially affected by severe weather address and mitigate the risk through our corporate risk management process. For example, in instances where a severe wind event risks physical damage to a facility, local management is responsible for monitoring and mitigating the risk, and reports to the Chief Executive Officer regarding the risk and mitigation. Based on insurance data modeling, two of our largest sites – Groton, CT, and Savannah, GA – have the greatest potential loss exposures to hurricane, storm surge and flood events. General Dynamics and our Groton, CT, and Savannah, GA, facilities have recognized and assessed the impact of these types of events for many years, and business unit management have developed and implemented specific procedures and business continuity plans to mitigate the risks to our staff, facilities and operations. These plans have been reviewed with senior leadership and are continually refined as needed. We also do not face material risks relating to the other effects listed in the Initial Comment Letter, including sea levels, extreme fires, water availability and quality.

Quantification of material weather-related damages to your property or operations - We have not incurred any material costs arising from weather-related damages to property or operations in recent years.

Potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers - We have evaluated the potential for indirect weather-related impacts that have affected or may affect our major customers or suppliers. We have a diversified customer base across the globe, including our largest customer, the U.S. Government. We have concluded that there is no material risk relating to indirect weather-related impacts that would affect our major customers.

As to our suppliers, each of our business units is responsible for identifying, planning for and mitigating risks in its operations and supply chain, including risks that arise from weather-related impacts that may affect their major suppliers. We have a company-wide supply chain management counsel, in which business units contribute their experiences and strategies to enable early identification of these risks across the enterprise and to allow business units to learn from each other’s experiences to improve risk mitigation and strategic planning. Through this process, we have not identified any potential for indirect weather-related impacts that materially affect our suppliers.

Any weather-related impacts on the cost or availability of insurance - The forecasted increase to our annual premiums due to the impact of climate change is $2 million.

SEC Comment:

6.

From your response to prior comment 5, we note that you face transition and opportunities related to climate change, but they are not considered to be material. Tell us about the transition risks you have identified related to climate change and explain how you concluded that they are not material to your business, financial condition, and results of operations.

General Dynamics’ Response:

We have concluded that potential transition risks are not material based on the same rigorous risk-management process that we apply to all potentially material risks. A transition risk that we have identified is the possibility of increased costs resulting from policy and regulatory changes driven by climate change concerns. For example, we face the potential adoption and implementation of carbon-pricing mechanisms in the United Kingdom and certain other European countries where we do business. We manage this risk by actively considering our use of carbon energy sources and seeking cost-effective methods to reduce our exposure to carbon pricing processes. Each business unit is responsible for actively monitoring the regulation in the jurisdictions relevant to it, adopting specific relevant mitigations and communicating to senior management their evaluations and strategies for adapting to significant regulatory changes. Based on this risk management process, we have concluded that there is no material risk to our business, financial condition, or results of operations arising from this particular transition risk.

A second transition risk that we have identified is a change in customer demand for our products and services driven by climate-related considerations. These changes in demand could take the form of new specifications by our U.S. Government customer in our defense segments, or changes in preferences by our business aviation customers in our Aerospace segment. For example, as referenced in our Initial Response Letter, we disclosed in the 2020 Form 10-K that aircraft efficiency and new product innovation are important competitive factors for our customers. After evaluation, we have concluded that these changes in customer demands from a transition to a low-carbon economy would not be different in kind or significance from other drivers of customer demand that we have responded to in the past and are continually facing.

SEC Comment:

7.

Your response to prior comment 6 states that you have not identified any material litigation risks related to climate change. Please provide us with additional support for this statement and tell us how you considered providing disclosure addressing the risks associated with the possibility of climate or environmental-related litigation and its potential impact.

General Dynamics’ Response:

We assess the risk of material litigation related to climate change by reviewing threatened or asserted claims against us and monitoring trends and developments in litigation and regulation. Based on this process, we have not identified material litigation risks related to climate change.

SEC Comment:

8.

We note from your response to prior comment 7 that you do not purchase or sell carbon offsets that are material to your business, financial condition or results of operations. Provide us with additional detail regarding purchases or sales of carbon credits or offsets, including quantitative information.

General Dynamics’ Response:

Certain of our business units purchase a nominal amount of carbon offset credits from time to time; these transactions in 2020 were less than $1 million. Gulfstream makes carbon offset credits available to customers solely by facilitating sales between our customers and an independent third party. We do not sell carbon offset credits.

* * * * *

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ Jason W. Aiken

Jason W. Aiken

Senior Vice President and Chief Financial Officer

cc:	Ethan Horowitz, Accounting Branch Chief, United States Securities and Exchange Commission, Division of Corporation Finance

Exhibit A

General Dynamics Corporation

Excerpts from 2020 Corporate Sustainability Report

“Examples From Our Businesses”

Business	Examples

Gulfstream	Through a combination of efforts, such as air conditioning upgrades and converting to LED lighting, our Savannah, Georgia, site achieved a 10% reduction in carbon emissions from a 2014 baseline of 195,773 metric tons CO2 to 176,472 metric tons CO2 in 2019. This reduction is significant given the 13.3% increase in aerospace revenue from 2014 to 2019.

In addition, maintenance and completions facilities in Dallas, Texas, operate on a 100% renewable mix of solar and wind energy.

Jet Aviation

Our FBO in Van Nuys, California, added a significant solar panel installation, on top of earning LEED Silver certification in conjunction with the construction of a new facility. Improved indoor air quality, reduced water usage through low-flow fixtures and the use of recycled and locally sourced materials will reduce the building’s energy costs and carbon footprint over the long term. Additional solar panel projects will continue underscoring our dedication to environmentally responsible new construction.

Hangar 25 in Burbank, California, received LEED Platinum certification. Hangar 25 is unlike any other and has garnered attention globally for its design, metal wall panels and award-winning status, receiving the Environmental Management Award by the Airports Council International- North America.

For the first time, business jets bringing attendees to Davos, Switzerland, were refueled with a mixture of conventional and sustainable aviation fuel, thanks to Jet Aviation’s collaboration with Zurich Airport and Finnish fuel producer Neste.

Jet Aviation was the first supplier to offer sustainable fuel via a blended option, debuting the product at Van Nuys Airport in California.

Land Systems	In 2019, 100% of the power purchased at our Sterling Heights, Michigan, and Scranton, Pennsylvania, parts and manufacturing plants was from renewable sources. In total, we purchased more than 25 million KWH of electricity generated by wind farms, resulting in a reduction of our Scope 2 greenhouse gas emissions by 13,000 tons. GDLS has contracts in place to continue our purchase of renewable energy for these sites.

European Land Systems	GDELS–Steyr in Austria continued its commitment to using renewable electric energy from water power, avoiding the creation of 126.7 tons of CO2 per year.

GDELS–Bridge Systems supported the sustainable processes of one of its service providers by becoming a user of its new line of eco-friendly safety shoes, produced from used PET bottles and polyurethane waste.

NASSCO

In 2019, the shipyard’s energy team continued to participate in a two-year Strategic Energy Management program focusing on identifying low- or no-cost opportunities and culture changes to save energy.

To date, NASSCO has completed 25 projects resulting in cumulative savings of more than 4 million kWh, which reduces CO2 emissions by the equivalent of taking more than 600 cars off the road for one year.

Completed projects include optimization of compressed air systems, creating operating procedures for turning off equipment during breaks, replacing lighting and adding occupancy sensors, and resetting and locking thermostat set points. The shipyard also achieved its highest annual recycling rate to date, diverting more than 90% of solid waste from landfills by segregating recyclable wood and metal wastes to divert these items from the general trash stream. As a result, NASSCO was recognized as a Recycler of the Year by the city of San Diego.

Mission Systems

In 2019, Mission Systems took proactive steps that resulted in savings of 3.2 million kWh and 70,000 therms. In several different locations, from Virginia to Massachusetts, more than 100 tons of air conditioning equipment were replaced by highly efficient systems; more efficient burners were installed on high-pressure boilers; new rooftop HVAC units provided better heating controls on rooftop furnaces; and external winter air was leveraged as an efficient means of cooling labs, clean rooms and other heat-generating spaces.

On top of these efforts, Mission Systems signed an agreement with the Salt River Project in Scottsdale, Arizona, to obtain a portion of its energy from solar power. Mission Systems will “green” 17% of its electricity use, reducing fossil fuels burned by 9.2 million kWh per year, from this effort alone.

Ordnance and Tactical Systems	Starting in 2020, GD OTS and Ouachita Electric Cooperative (OECC), in conjunction with Today’s Power, Inc. (TPI), invested in four renewable energy projects in Calhoun County, Arkansas. The solar sites in this project will cumulatively produce more than 4 million kWh of energy in year one, the equivalent of the energy used by 400 homes in a year. The energy storage systems will be able to output 4.8 MW of power for two hours.

GDUK	Our plant in Merthyr Tydfil, Wales, constructed The Recycling and Waste Centre to reduce waste and mitigate its impact. It was commissioned with a continuous improvement plan in place for waste management and employs the latest waste recycling methods to drive down overhead cost and implement best practices.

GDIT	In 2019, GDIT recycled almost 70,000 pounds of electronics including computers, monitors and printers.